 1-A POS LIVE 0001656124 XXXXXXXX 024-10732 CF Fund II, LLC PA 2015 0001656124 6500 47-5105473 1 0 5000 W. Tilghman Street, Suite 249 Allentown PA 18104-9109 484-712-7372 Jeffrey Cella Other 336938.00 0.00 4722740.00 0.00 5059678.00 5026171.00 0.00 5026171.00 33507.00 5059678.00 208789.00 130282.00 0.00 78507.00 0.00 0.00 Spiegel Accountancy Corporation Common Equity Membership Inter 100 000000000 N/A Preferred Equity 0 000000000 N/A Debt Securities Promissory Not 25 000000000 N/A true true Tier1 Audited Debt Y Y N Y N N 375 0 50000.0000 16923694.00 0.00 3076306.00 0.00 20000000.00 Spiegel Accountancy Corporation 15260.00 Geraci Law Firm 44029.00 Geraci Law Firm 3000.00 true NJ PA CF FUND II, LLC Promissory Notes 3076306 0 $3,076,306 were issued and sold pursuant to Offering Circular File No. 024-10732 (as may be amended and supplemented from time to time) Notes sold by CF FUND II, LLC were sold pursuant to Tier 1 of Regulation A of the Securities Act